FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

2Q07

São Paulo, July 26, 2007 – SADIA S.A. (BOVESPA: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: XSDI), a national leader in the segment of processed food, poultry and swine products, releases today its results for the second quarter of 2007 (2Q07). The Company's operating and financial information is presented in thousands of reais – except where indicated otherwise – based on consolidated figures, in accordance with the corporate legislation. In this release, all comparisons are made in relation to the same period in 2006 (2Q06), except where specified otherwise

"The highlight of the second quarter of this year continues to be the growth in the sales volume, both in the domestic and in the export markets, stimulated mostly by the resumption of demand for poultry and by the sustained increase in sales of processed products. The first growth reflects a lessening of the concerns about the avian influenza which led to an increase in international demand for poultry and, consequently, to a growth of 40.2% in the revenues from this kind of animal protein. The second growth points out to an increase in the market share of processed products in the total volume of the domestic market, from 73.5% in the second quarter of 2006 to 82.6% in the quarter ended in June of the current year. Worthy of mentioning is the appreciation of the Brazilian real in relation to the U.S. dollar, by 9.4% over the same quarter of the prior year. In spite of such scenario, our export revenues increased 45.0% in the quarter and shipment prices increased 16.9% on average. With the investments in the Lucas do Rio Verde unit, the expansion of our production capacity is in progress. The new unit will be one of the most modern plants of the world, with an increased capacity for poultry and swine slaughtering for the production of feed and processed products. We have also reached the final stages of the investments in our production unit in Russia and the production processed products of poultry, pork and beef is scheduled to start by the end of this year. By sponsoring the Pan-American Games, we boosted our commercial team and our marketing campaigns. This sponsorship covers the whole Olympic cycle, extending to the 2008 Beijing Games. For our Company, sports have always been an important tool for social inclusion and the best media to raise awareness about the importance of a healthy life style. Those initiatives reflect Sadia's quest for maximum excellence, always seeking to strengthen its brands, offer high quality products to its consumers, value its employees and deliver the best results to its shareholders and investors." – Gilberto Tomazoni – Chief Executive Officer

Data on July 25, 2007
Sadia ON (SDIA3)=R$ 9.30/share Sadia PN (SDIA4)=R$ 8.94/share Sadia ADR (SDA) = US$ 48.69 (1 ADR = 10 shares) Sadia Latibex (XSDI) = € 3.41 Market Rates - Bovespa R$ 6.1 billion US$ 3.3 billion
Investor Relations

Welson Teixeira Junior
Director, Investor Relations
Phone: 11 2113-3197

Christiane Assis
Phone: 11 2113-3552
Christiane.Assis@sadia.com.br

Silvia Helena Madi Pinheiro
Phone: 11 2113-3197
Silvia.Pinheiro@sadia.com.br

Corina Azevedo Steindler
Phone: 11 2113-3302
Corina.Steindler@sadia.com.br

ri@sadia.com.br

www.sadia.com

Ligia Montagnani
HR Consultant
Tel: +55 11 3897-6405
Ligia.montagnani@firb.com

	1S06	1S07	1S07/ 1S06	2Q06	2Q07	2Q07/ 2Q06	1Q07	2Q07/ 1Q07
Gross Operating Revenue	3,530,513	4,470,858	26.6%	1,779,151	2,307,790	29.7%	2,163,068	6.7%
Domestic Market	2,051,302	2,382,402	16.1%	1,028,282	1,218,928	18.5%	1,163,474	4.8%
Export Market	1,479,211	2,088,456	41.2%	750,869	1,088,862	45.0%	999,594	8.9%
Net Operating Revenue	3,042,821	3,912,665	28.6%	1,536,802	2,018,596	31.4%	1,894,069	6.6%
Gross Profit	651,309	1,008,128	54.8%	316,982	519,693	64.0%	488,435	6.4%
Gross Margin	21.4%	25.8%		20.6%	25.7%		25.8%
EBIT	23,865	282,548	1083.9%	3,078	132,019	4189.1%	150,529	-12.3%
EBIT Margin	0.8%	7.2%		0.2%	6.5%		7.9%
Net Income	84,536	205,544	143.1%	17,573	109,375	522.4%	96,169	13.7%
Net Margin	2.8%	5.3%		1.1%	5.4%		5.1%
EBITDA	150,776	460,704	205.6%	68,102	229,273	236.7%	231,431	-0.9%
EBITDA Margin	5.0%	11.8%		4.4%	11.4%		12.2%
Exports / Gross Revenue	41.9%	46.7%		42.2%	47.2%		46.2%

1

The highlights of the first half of 2007 (1H07) were an increase in demand in both the domestic and export markets and the recovery of poultry prices in the export market to the levels established prior to the avian crisis in Europe, leading to a share of 47.2% in the export market and a share of 52.8% in the domestic market, more in sync with the Company's strategy of keeping those markets on a 50/50 basis.

In the first half of 2007 (1H07), gross operating revenues grew 26.6% over the same period in 2006 (1H06), to R$4.470.9 million, driven by the sales of processed products in the domestic market and of poultry in the export market. Volume sold grew 13.4% between the first half of 2007 and the first half of 2006, to 1,015.3 thousand tons.

In the 2Q07, gross operating revenues grew 29.7% in relation to the same period in 2006, to R$ 2,307.8 million, and volumes sold grew 12.2% between the 2Q07 and the 2Q06, to 524.3 thousand tons.

SALES

	1S06	1S07	1S07/ 1S06	2Q06	2Q07	2Q07/2Q06	1Q07	2Q07/ 1Q07
Tons	895,577	1,015,322	13.4%	467,458	524,292	12.2%	491,030	6.8%
Processed Products	377,074	435,975	15.6%	191,695	225,974	17.9%	210,001	7.6%
Poultry	449,372	475,025	5.7%	238,243	241,026	1.2%	233,999	3.0%
Pork	47,346	71,791	51.6%	25,416	39,681	56.1%	32,110	23.6%
Beef	21,785	32,531	49.3%	12,104	17,611	45.5%	14,920	18.0%
R$ thousand	3,530,513	4,470,858	26.6%	1,779,151	2,307,790	29.7%	2,163,068	6.7%
Processed Products	1,811,367	2,122,124	17.2%	913,862	1,086,089	18.8%	1,036,035	4.8%
Poultry	1,251,200	1,663,606	33.0%	632,643	845,641	33.7%	817,965	3.4%
Pork	192,347	309,278	60.8%	107,120	172,036	60.6%	137,242	25.4%
Beef	116,634	180,021	54.3%	66,226	96,134	45.2%	83,887	14.6%
Other	158,965	195,829	23.2%	59,300	107,890	81.9%	87,939	22.7%

In the export market, average prices continued their road to recovery during the first half of 2007 in relation to the same period last year, when performance was severely prejudiced by the avian influenza and by the Russian embargo to the Brazilian pork. In the first half of 2007, the exported volume totaled 552.0 thousand tons, representing a growth of 22.9% in relation to the same period in 2006. In the 2Q07, shipments grew 23.3% in relation to the same quarter ended June 30 last year.

Export revenues grew 41.2% when compared with the corresponding six-month period and 45.0% in the 2Q07/2Q06, in spite of the appreciation of the Brazilian real in relation to the U.S. dollar, i.e., 6.7% and 9.4%, respectively.

The share of the export market in total volume has increased too. In the first six months of 2007, 54.4% of the total volume produced by Sadia was exported, against 50.2% by the end of the first six months of 2006.

Volumes in the domestic market grew at a slower pace. In the first half of 2007, the volume sold in Brazil grew 3.8%, to 463.3 thousand tons. Growth between the 2Q07 and the 2Q06 was of 1.2% .

The segment of processed products increased 15.6% in volumes sold in the six-month comparison, and between 17.9% between the 2Q07 and the 2Q06. Revenues from those products increased 17.2% and 18.8%, respectively.

The poultry segment recorded a growth in physical sales of 5.7% in the six-month comparison. Between the 2Q07 and the 2Q06, performance remained almost stable, with an increase of 1.2% . On the other hand, revenues increased significantly in the first half of 2007, by 33.0% over the first half of 2006 and 33.7% in the 2Q07 over the 2Q06.

The Company's pork segment resumed its growth and the volume sold increased 51.6% between the 1H06 and 1H07 and 56.1% between the 2Q07 and the 2Q06. Revenues from this segment have grown close to 61.0%, both in the quarterly and in the six-month comparison.

The second largest percentage growth was in the beef segment, which rose 49.3% in volumes between the 1H06 and the 1H07, and 45.5% between the 2Q07 and the 2Q06. The increase in value was of 54.3% between the six- month periods and 45.2% between the quarters.

Sales

Tons	1S06	1S07	1S07/1S06	2Q06	2Q07	2Q07/2Q06	1Q07	2Q07/ 1Q07
Domestic Market	446,368	463,326	3.8%	235,594	238,506	1.2%	224,820	6.1%
Processed Products	338,211	383,351	13.3%	173,215	197,092	13.8%	186,259	5.8%
Poultry	84,688	56,139	-33.7%	50,687	30,066	-40.7%	26,073	15.3%
Pork	18,718	20,501	9.5%	9,427	9,454	0.3%	11,047	-14.4%
Beef	4,751	3,335	-29.8%	2,265	1,894	-16.4%	1,441	31.4%
Export Market	449,209	551,996	22.9%	231,864	285,786	23.3%	266,210	7.4%
Processed Products	38,863	52,624	35.4%	18,480	28,882	56.3%	23,742	21.6%
Poultry	364,684	418,886	14.9%	187,556	210,960	12.5%	207,926	1.5%
Pork	28,628	51,290	79.2%	15,989	30,227	89.0%	21,063	43.5%
Beef	17,034	29,196	71.4%	9,839	15,717	59.7%	13,479	16.6%
Total	895,577	1,015,322	13.4%	467,458	524,292	12.2%	491,030	6.8%

R$ thousand	1S06	1S07	1S07/ 1S06	2Q06	2Q07	2Q07/ 2Q06	1Q07	2Q07/1Q07
Domestic Market	2,051,302	2,382,402	16.1%	1,028,282	1,218,928	18.5%	1,163,474	4.8%
Processed Products	1,638,095	1,900,905	16.0%	826,673	970,089	17.3%	930,816	4.2%
Poultry	197,034	212,649	7.9%	108,995	111,647	2.4%	101,002	10.5%
Pork	69,825	80,902	15.9%	36,174	40,879	13.0%	40,023	2.1%
Beef	20,782	17,477	-15.9%	8,713	9,936	14.0%	7,541	31.8%
Others	125,566	170,469	35.8%	47,727	86,377	81.0%	84,092	2.7%
Export Market	1,479,211	2,088,456	41.2%	750,869	1,088,862	45.0%	999,594	8.9%
Processed Products	173,272	221,219	27.7%	87,189	116,000	33.0%	105,219	10.2%
Poultry	1,054,166	1,450,957	37.6%	523,648	733,994	40.2%	716,963	2.4%
Pork	122,522	228,376	86.4%	70,946	131,157	84.9%	97,219	34.9%
Beef	95,852	162,544	69.6%	57,513	86,198	49.9%	76,346	12.9%
Other	33,399	25,360	-24.1%	11,573	21,513	85.9%	3,847	459.2%
Total	3,530,513	4,470,858	26.6%	1,779,151	2,307,790	29.7%	2,163,068	6.7%
Domestic Market

Volumes sold in the domestic market rose by 1.2% in the 2Q07 in relation to the same period in 2006, to 238.5 thousand tons. Revenues from this market, in turn, advanced 18.5% in that period, to R$ 1,219.0 million, signaling a growth in the demand for processed products. The average price in the domestic market increased 14.1%, driven by the increases in the prices of poultry and beef. In the comparison between the 1H06 and the 1H07, the increase of 10.7% in the average price and of 3.8% in volume, to 463.3 thousand tons, resulted in a growth of 16.1% in revenues. Volumes were the highlight in the segment of processed products, while physical sales of poultry and beef dropped due to the redirection to the export market to take advantage of the recovery of demand.

Processed products represented about 80.0% of revenues and of volumes sold in the domestic market in the 2Q07 and in the 1H07. Volumes sold in this segment increased by 13.3% in the 1H07/1H06 and 13.8% in the 2Q07 in relation to 2Q06, while revenues increased 16.0% and 17.3%, respectively. This growth was possible due to the increased income of the Brazilian population, mainly the low-income classes, who started to purchase a larger number of processed products. Out of the product portfolio in this segment, the highlights were pizzas, Hot Pockets®, margarines, frankfurters and bolognas.

After the redirection to the export market, the poultry segment recorded the highest retraction in volume sold in the 1H07/1H06, 33.7%, and between the 2Q07 and the 2Q06, 40.7%, but, on the other hand, it recorded the highest increase in the average price in both periods. A comparison of both six-month periods shows that the average price of birds rose by 62.7% and of both quarters shows that the average price rose by 72.6% . Thus, revenues from this segment recorded an increase of 7.9% between the 1H06 and the 1H07 and of 2.4% between the 2Q07 and the 2Q06.

The pork segment increased by 9.5% in volumes and 15.9% in revenues in the 1H07/1H06. In the 2Q07, physical sales remained stable in relation to the 2Q06, but revenues grew by 13.0% .
The beef segment dropped 29.8% in volumes sold between the six-month periods and 16.4% between the 2Q07 and the 2Q06. The increase of 19.9% in the average price in the six-month comparison helped to mitigate the drop in revenues, which accounted for 15.9% . The quarterly revenues, however, grew 14.0%, with an average price 36.4% higher in relation to the 2Q06.

AVERAGE PRICES – R$/KG – DOMESTIC MARKET

Export Market

The Company's efforts to improve the market share of processed products in the sales mix for the export market continue to be reflected in the performance of this segment. Processed products increased 35.4% in volumes when comparing both six-month periods and 56.3% when comparing the 2Q07 with the 2Q06. In revenues, this growth represented 27.7% and 33.0%, respectively. The average price in Brazilian reais of this segment fell 5.7% between both six-month periods while in U.S. dollars it increased slightly by 1.0% and dropped 14.8% in Brazilian reais between the 2Q07 and the 2Q06, representing a U.S. dollar drop of only 4.9% .

The poultry segment recorded an increase of 14.9% in physical sales and 37.6% in revenues in the 1H07/1H06, and 12.5% and 40.2%, respectively, in the 2Q07 in relation to 2Q06. Upon the recovery of the international demand, the Company redirected its poultry production to this market. The average price in Brazilian reais increased by 19.7% in the 1H07/1H06, representing an increase in U.S. dollars of 27.7% and an increase in Brazilian reais of 24.7% in the 2Q07/2T06, i.e., an increase in U.S. dollars of 36.4% .

The pork segment recovered its volumes. It should be pointed out that in the first half of 2006, international purchases of pork were prejudiced by the embargo imposed by Russia – the main buyer of the Brazilian pork protein – to the pork exports. Volumes sold rose 79.2% between the six-month periods and 89.0% between the 2Q07 and the 2Q06. The increase in revenues was of 86.4%, and 84.9% respectively. The average price in Brazilian reais of pork increased by 4.0% in the 1H07, when compared with the 1H06 (11.0% in U.S. dollars), and dropped in Brazilian reais by 2.3% in the 2Q07/2T06 (6.9% in U.S. dollars).

The beef segment grew 71.4% in volumes sold and 69.6% in revenues in the six-month comparison, during which prices in Brazilian reais remained practically stable while in U.S. dollars they increased by 5.5% . Between the 2Q07 and the 2Q06, physical sales increased by 59.7% and revenues rose 49.9%, with an average price in Brazilian reais 6.3% lower, and 2.9% higher in U.S. dollars.

OPERATING INCOME

Sadia's net revenues reached R$ 2.0 billion in the 2Q07, an amount 31.4% higher than that of the 2Q06. This substantial increase in revenues resulted from higher volumes sold and the prices charged by the Company. The performance could be still better if the U.S. dollar had not devaluated by 9.4% in a quarterly comparison. Year-to-date figures relating to the six-month period reached R$3.9 billion, an increase of 28.6%, provided by the significant growth of both the domestic and export markets.

Gross profit rose 64.0% over 2Q06 and reached R$ 51.7 million. The ratio to net income corresponded to the gross margin of 25.7%, 5.1 percentage points higher than in the 2Q06. As seen on the graph to the right, the margin obtained in the 2Q06 was the lowest of the recent years, when the Company's margins suffered the effects of the avian influenza, the Russian embargo and the foreign exchange devaluation. On the other hand, the costs per ton sold increased by 9.6% and 7.1% in relation to 2Q07/2T06 and 1H07/1H06 respectively, mostly due to the increase in the prices of grains.

The market prices (ESALQ) for corn and soybean in the 1H07 were 32.0% and 16.0% higher, respectively, than those in the 1H06; in the 2Q07/2T06 they were 22.0% and 16.4% higher. This new level in the prices of grains confirms the soundness of our decision to invest in Lucas do Rio Verde (State of Mato Grosso), a region where the grains are the most competitively priced of Brazil.

Operating expenses - sales, general and administrative and other expenses - ratio have been reduced by 1.2 percentage points in relation to net income, reaching 19.2% in the 2Q07 (R$ 387.7 million), a percentage lower than the 20.4% of the 2Q06.

Selling expenses had a significant reduction: they fell to 17.4% in the 2Q07, compared with 19.0% in the 2Q06. General and administrative expenses to net income ratio remained at 1.2% in the 2Q07.

The operating profit before financial expenses and equity pickup (EBIT) reached R$ 132.0 million in the 2Q07 and R$ 282.5 million in the 1H07, amounts much higher than those obtained in the same periods of 2006, which were R$ 3.1 million and R$ 23.9 million, respectively.

The EBITDA (earnings before Interest, Taxes, Depreciation and Amortization) in the 2Q07 amounted to R$ 229.3 million and the EBITDA margin, of 11.4%, a figure higher by 7.0 percentage points than that obtained in the 2Q06, shows the recovery of the Company from the levels reached in the worst period of the avian crisis in Europe and the Russian embargo on the Brazilian meat.

EBITDA CALCULATION = EBIT + DEPRECIATION/AMORTIZATION/SUBVENTION + EMPLOYEE PROFIT SHARING
	1S06	1S07	2Q06	2Q07
EBIT	23,865	282,548	3,078	132,019
(+)DEPRECIATION/AMORTIZATION/SUBVENTION	122,476	166,170	64,698	91,290
(+)EMPLOYEE PROFIT SHARING	4,435	11,986	326	5,964
EBITDA	150,776	460,704	68,102	229,273
EBITDA MARGIN	5.0%	11.8%	4.4%	11.4%
The Company has investment subsidies programmed to expire between 2014 and 2020, granted by the governments of the states of Minas Gerais and Mato Grosso where some of its industrial plants are located. Until March 31, 2007, these subsidies were recognized in the income for the year, since they were not directly related to the Company’s investment projects. As amply disclosed to the market, the company has been investing in a project for expanding and modernizing its production units, which consists of an increase in installed capacity, expansion of its industrial park, an increase in production and generation of jobs. As from April 2007, these states have tied the subsidies to investments, which led the Company to record the aforementioned subsidy in the “Capital Reserve” in shareholders’ equity. The amount recorded for these subsidies at June 30, 2007 was R$ 10.6 million.

FINANCIAL RESULTS AND EQUITY PICKUP
Sadia's financial results should be analyzed jointly with equity pickup due to management and risk policies which aim to protect its assets and liabilities on a consolidated basis. Net income plus equity pickup in the 2Q07 was a positive R$ 2.7 million, while in 2006 it was a negative R$ 10.0 million.

FINANCIAL DEBT – R$ MILLION

	Jun06%		Jun07%		Jun07/Jun06
Short Term	1,188.5	33%	1,008.8	28%	17.8%
Local Currency	468.4	46%	377.7	37%	24.0%
Foreign Currency	720.1	71%	631.1	63%	14.1%
Long Term	2,522.5	69%	2,624.6	72%	-3.9%
Local Currency	641.5	24%	797.2	30%	-19.5%
Foreign Currency	1,881.0	72%	1,827.3	70%	2.9%
Total	3,711.0	102%	3,633.4	100%	2.1%
(-) Financial Investments	2,689.8	106%	2,527.2	100%	6.4%
Local Currency	611.3	24%	531.6	21%	15.0%
Foreign Currency	2,078.5	82%	1,995.5	79%	4.2%
(=) Net Financial Indebtedness	1,021.2	92%	1,106.2	100%	-7.7%
Local Currency	498.6	45%	643.3	58%	-22.5%
Foreign Currency	522.6	47%	462.9	42%	12.9%
Net Debt to Equity	45.2%		42.3%
Net Debt to EBITDA*	1.2		1.3

*Moving average 36 months
At the end of June 2007, Sadia’s net financial debt totaled R$ 1,106.2 million. The ratio of the net debt to shareholders' equity ratio closed the 2Q07 at 42.3% .

                *Moving average 36 months

As a consequence of the events already described, net income for the 2Q07 was of R$ 109.4 million, much higher than the net income of the 2Q06. Net income for the six-month period reached R$ 205.5 million, while in the 1H06 it reached R$ 84.5 million. This enabled the Company to record a return on equity (ROE) of 7.9%, against 3.7% in the same period of 2006.

NET INCOME

In the 2Q07, Sadia made investments of R$175.6 million, an amount close to that invested in the 1Q07. Out of the total amount invested in the quarter, an amount of R$ 56.8 million (32.4%) was destined to the poultry segment; R$ 49.7 million (28.3%) to the processed products segment; R$ 44.4 million (25.3%) to pork segment and R$ 4.7 million (2.7%) to the beef segment.

Sadia investments in 2007 shall total R$ 800.0 million, in addition to other R$ 150.0 million in breeding stock to increase the production capacity of Sadia’s plants.

Sadia’s larger investment in 2007 is to the Lucas do Rio Verde plant, one of the lowest grain cost regions in the Country, and R$400.0 million will be invested in 2007, of which R$80.0 million was spent in the 1S07 and R$320.0 million will be invested in the 2S07.

The expansion of the Uberlândia plant, one of Sadia’s most modern plants in Brazil, shall be concluded this year with investments of R$30.0 million in 2007.

The Company is increasing its beef slaughtering capacity in Várzea Grande, from 1,000 heads/day to 2,000 heads/day, up to the beginning of 2008, and will invest R$30.0 million on the 2S07.

The construction of the meat processing plant in Russia, with a partnership with a local distributor in that Country, will require R$60.0 million in 2007. The plant should begin its operations by the end of this year.

Sadia will also invest in 2007 to expand its Brasília unit, to modernize both Concórdia and Chapecó (SC) units, and to improve internal technology processes.

OUTLOOK

Sadia reiterates its commitment to growth and its expectations are to double annual sales in the oncoming five years. The indebtedness can oscillate between an upper limit of 2x EBITDA and a lower limit of 1x EBITDA. Necessarily the Company’s indebtedness has to fit into this limit.

The Board of Directors have approved an investment plan of R$2.0 billion for the next 18 months, distributed as follows: R$720.0 million to the processed products segment, R$640.0 million to the Lucas do Rio Verde Plant, R$130.0 million the beef segment and another R$510.0 million in various expansion, IT and infrastructure projects and breeding stock.

The investment on the processed products segment will be destined to refrigerated products to the domestic market and baked, grilled and breaded products to both markets, besides other non-meat products.

Lucas do Rio Verde investments include the construction of new poultry and pork slaughterhouses, a feed mill and a pork processing plant.

As for the beef segment, Sadia should be slaughtering 6,000 heads/day by 2009. In order to do so, the Company is expanding its slaughtering capacity in Várzea Grande, of 1,000 heads/day to 2,000 heads/day by the beginning of 2008, and adding a new plant with a 2,000 heads/day slaughter capacity in the same year.

CAPITAL MARKETS
São Paulo Stock Exchange - BOVESPA

The Company's preferred shares are part of the theoretical portfolio of the São Paulo Stock Exchange Index (IBOVESPA). This portfolio lists 60 shares and for the four-month period from May to August/07, the relative weight of Sadia in the index is 0.976% .

Sadia’s preferred shares (SDIA4) had a year-to-date increase of 56.2% in the last twelve months (June 30, 2006 to June 30, 2007) while the variation of the Ibovespa in the period was of 48.5% .

Sadia PN vs. Ibovespa / Base 100 = 6/30/06

In the last 12 months (June 30, 2006 to June 30, 20077), Sadia’s Level II ADRs [SDA] appreciated in U.S. dollars by 78.3%, while the Dow Jones Index recorded an appreciation of 20.3% in the period. The daily average volume grew 99.8%, to US$ 4,071.0 thousand, corresponding to 17.0% of the total stock volume traded with Sadia’s preferred shares in the 2Q07.

Latibex

During the 2Q07, the daily average trade volume was € 386.5 thousand, an increase of 61.3% when compared with the average volume recorded in the 2Q06, which was € 239.6 thousand. In the last 12 months, the shares appreciated by 55.8% .

MARKET DATA - BOVESPA	2Q06	2Q07	2Q07/2Q06
Sadia Common Shares / SDIA3 - thousands (Free Float = 46.8%)	257,000	257,000
Sadia Preferred Shares / SDIA4 - thousands (Free Float = 89.6%)	426,000	426,000
Total Outstanding Shares - thousands* (Float = 73.5%)(¹)	683,000	683,000
Closing Price - R$/share SDIA3 (¹)	6.20	9.37	51.1%
Closing Price - R$/share SDIA4 (¹)	5.75	8.98	56.2%
Mkt. Capitalization - R$ millions (¹)	3,927.3	6,133.3	56.2%
Volume of Shares Traded - thousand	162,310	120,531	-25.7%
Daily Average Volume of Shares Traded - thousand	2,660	1,944
Financial Volume Traded - R$ million	949.9	1,083.1	14.0%
Daily Average Financial Volume Traded - R$ million	15.6	17.5

MARKET DATA - NYSE	2Q06	2Q07	2Q07/2Q06
Total Outstanting ADR´s - thousands	4,214.1	7,256.0	72.2%
Participations in Trading Sessions	100%	100%
Closing Prices - US$/ADR (¹) (²)	26.19	46.70	78.3%
Mkt. Capitalization - US$ millions(¹)	110.4	338.9	207.1%
Volume of Shares Traded	4,889,200	5,691,200	16.4%
Daily Average Volume of Shares Traded	77,606	90,337
Financial Volume Traded - US$ thousand	128,430	256,475	99.7%
Daily Average Financial Volume Traded - US$ thousand	2,038.6	4,071.0
(¹) At the end of the period

EVENTS ON JULY 27 (FRIDAY)

In Brazil: Meeting with Professional Investment Analysts
Time: 11:30 am (Brasília), 10:30 am (New York).
Place: Rua Fortunato Ferraz, 616 – Vila Anastácio – São Paulo

International: Conference Call
Time: 9:30 am (Brasília), 8:30 am (New York).
Telephone numbers for connection:
Brazil: +55 (11) 4688-6301
USA: +1 (800) 860-2442
Other countries: +1 (412) 858-4600

The audio of the meeting and of the conference call will be broadcast live over the Internet, accompanied by a slide presentation at the website www.sadia.com

The forward-looking statements on the business outlook, projections of operating and financial results, and the potential growth of the Company contained in this publication are mere predictions and were based on Management's expectations in relation to the future of the
Company. These expectations are highly dependent on market changes, on the overall economic performance of Brazil, on the industry and on the international markets, being therefore subject to change.

ATTACHMENT I

 INCOME STATEMENT - CONSOLIDATED

											(R$ thousand)
	1S06		1S07		1S07/1S06	2Q06		2Q07		2Q07/ 2Q06	1Q07	2Q07/ 1Q07
	R$ '000%		R$ '000%		%	R$ '000%		R$ '000%		%	%	%
Gross Operating Revenue	3,530,513	116.0%	4,470,858	114.3%	26.6%	1,779,151	115.8%	2,307,790	114.3%	29.7%	2,163,068	6.7%
Domestic Market	2,051,302	67.4%	2,382,402	60.9%	16.1%	1,028,282	66.9%	1,218,928	60.4%	18.5%	1,163,474	4.8%
Export Market	1,479,211	48.6%	2,088,456	53.4%	41.2%	750,869	48.9%	1,088,862	53.9%	45.0%	999,594	8.9%
(-) Sales Tax and Services Rendered	(487,692)	-16.0%	(558,193)	-14.3%	14.5%	(242,349)	-15.8%	(289,194)	-14.3%	19.3%	(268,999)	7.5%
Net Operating Revenue	3,042,821	100.0%	3,912,665	100.0%	28.6%	1,536,802	100.0%	2,018,596	100.0%	31.4%	1,894,069	6.6%
Cost of Goods Sold and Services Rendered	(2,391,512)	-78.6%	(2,904,537)	-74.2%	21.5%	(1,219,820)	-79.4%	(1,498,903)	-74.3%	22.9%	(1,405,634)	6.6%
Gross Profit	651,309	21.4%	1,008,128	25.8%	54.8%	316,982	20.6%	519,693	25.7%	64.0%	488,435	6.4%
Selling Expenses	(580,610)	-19.1%	(669,617)	-17.1%	15.3%	(291,379)	-19.0%	(351,721)	-17.4%	20.7%	(317,896)	10.6%
Management Compensation	(6,355)	-0.2%	(7,636)	-0.2%	20.2%	(3,176)	-0.2%	(3,811)	-0.2%	20.0%	(3,825)	-0.4%
Administrative Expenses	(28,733)	-0.9%	(35,101)	-0.9%	22.2%	(16,067)	-1.0%	(20,042)	-1.0%	24.7%	(15,059)	33.1%
Employees Profit Sharing	(4,435)	-0.1%	(11,986)	-0.3%	170.3%	(326)	0.0%	(5,964)	-0.3%	1729.4%	(6,022)	-1.0%
Others Operating Results	(7,311)	-0.2%	(1,240)	0.0%	-83.0%	(2,956)	-0.2%	(6,136)	-0.3%	107.6%	4,896	-225.3%
Earnings Before Interest and Taxes	23,865	0.8%	282,548	7.2%	1083.9%	3,078	0.2%	132,019	6.5%	4189.1%	150,529	-12.3%
Financial Result, Net	44,406	1.5%	(3,777)	-0.1%	-108.5%	(9,952)	-0.6%	2,667	0.1%	-126.8%	(6,444)	0.0%
Operating Profit	68,271	2.2%	278,771	7.1%	308.3%	(6,874)	-0.4%	134,686	6.7%	-2059.4%	144,085	-6.5%
Nonoperating Income (expense)	(3,880)	-0.1%	2,521	0.1%	-165.0%	(2,993)	-0.2%	4,032	0.2%	-234.7%	(1,511)	-366.8%
Income Before Taxes	64,391	2.1%	281,292	7.2%	336.8%	(9,867)	-0.6%	138,718	6.9%	-1505.9%	142,574	-2.7%
Income Tax and Social Contribution	19,546	0.6%	(75,743)	-1.9%	487.5%	27,152	1.8%	(29,314)	-1.5%	208.0%	(46,429)	-36.9%
Net Income before Minority Interest	83,937	2.8%	205,549	5.3%	144.9%	17,285	1.1%	109,404	5.4%	532.9%	96,145	13.8%
Minority Interest	599	0.0%	5	0.0%	99.2%	288	0.0%	(29)	0.0%	110.1%	(24)	20.8%
Net Income	84,536	2.8%	205,554	5.3%	143.2%	17,573	1.1%	109,375	5.4%	522.4%	96,169	13.7%
EBITDA	150,776	5.0%	460,704	11.8%	205.6%	68,102	4.4%	229,273	11.4%	236.7%	231,431	-0.9%

ATTACHMENT II

BALANCE SHEET - CONSOLIDATED

		R$ Thousand
	March	June
	2007	2007
ASSETS
Current Assets	4,488,036	4,324,676
Cash and Cash Equivalents	159,345	199,621
Trade Accounts Receivable	383,497	358,465
Recoverable Taxes	169,601	205,380
Inventories	1,121,252	1,175,361
Marketable Securities	2,391,223	2,190,008
Other Credits	263,118	195,841
Non-Current Assets	3,027,848	3,077,351
Long Term Assets	578,810	543,071
Marketable Securities	132,369	137,553
Other Credits	446,441	405,518
Permanent	2,449,038	2,534,280
Investments	50,759	48,290
Property, Plant and Equipment	2,267,556	2,346,866
Deferred Charges	130,723	139,124
Total Assets	7,515,884	7,402,027
LIABILITIES	0	0
Current Liabilities	1,975,812	1,896,091
Loans and Financing	1,110,025	1,008,839
Suppliers	506,172	470,978
Salaries and Social ChargesPayable	123,494	155,394
Taxes Payable	53,827	52,152
Dividends	22,246	52,128
Operating Liabilities	160,048	156,600
Non-Current Assets - Long Term Liabilities	3,009,742	2,890,616
Loans and Financing	2,759,841	2,624,563
Operating Liabilities	249,901	266,053
Deferred Discount of Investments	-	-
Minority Interest in Subsidiaries	839	702
Shareholder's Equity	2,529,491	2,614,618
Paid - Up Capital	1,500,000	1,500,000
Income Reserve	1,029,491	1,114,618
Total Liabilities and Equity	7,515,884	7,402,027

ATTACHMENT III

CASH FLOW STATEMENT

		R$ Thousand
	June	June
	2006	2007
Net result from the period	83,937	205,549
Adjusments to reconcile net income with cash generated from operating activities:
Variation in minotiry interest	235	(268)
Provisioned interest net of paid	3,924	(124,925)
Depreciation, amortization and exhaustion	109,337	145,209
Goodwill amortization from acquistion	13,139	10,386
Invesments Subsidies	-	10,575
Result of interest in companies	645	89,631
Deferred taxes	(25,521)	57,802
Contingencies	3,984	197
Result of sale or write-off of property, plan & equip.	5,098	1,550
Variations in operating assets and liabilities:
Customer accounts receivable	156,173	320,133
Inventories	(224,862)	(90,907)
Taxes recoverable and others	(23,892)	(35,229)
Judicial deposits	(725)	(7,623)
Suppliers	(33,909)	(32,307)
Taxes and contribns. To withhol, wages to pay, others	(50,747)	(55,351)
Net cash generated from operating activities	16,816	494,422
Investiments activities:
Proceeds from sale of property, plant & equip.	572	2,790
Acquisition of prop., plan & equip. / deferred assets	(489,036)	(352,572)
Paid portion in subsidiary, net of cash	(485)	-
Financial investments	(2,602,723)	(1,489,358)
Financial investment redemptions	2,414,338	1,398,041
Net cash generated from investment activities	(677,334)	(441,099)
Financeing activities:
Loans and financing	1,799,420	1,399,107
Payment of financing	(925,954)	(1,428,631)
Dividends paid	(127,290)	(57,831)
Sale of treasury shares	-	463
Purchase of treasury shares	-	(879)
Net cash generated from financing activities	746,176	(87,771)
Cash at beginning of fiscal year	196,306	234,069
Cash at end of fiscal year	281,964	199,621
Net addition (deduction) in cash	85,658	(34,448)